October 27, 2015

VIA EDGAR and EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Courtney Haseley, Esq.

Ominto, Inc.

Registration Statement on Form S-1

Filed September 18, 2015 File No. 333-207005

Form 10-K for the Fiscal Year Ended September 30, 2014

Filed April 15, 2015 File No. 000-49801

Dear Ms. Haseley:

This letter is submitted by Ominto, Inc. (the “Company”) in response to comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated October 13, 2015 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-1 filed September 18, 2015 (the "Form S-1"), and Form 10-K for the Fiscal Year Ended September 30, 2014 (the “ Form 10-K" and collectively with the Form S-1, the "Filings”). For the convenience of the Staff, we have restated in this letter each of the Staff’s comments as set forth in the Comment Letter and numbered each of its responses to correspond therewith. The Company will file an Amendment to its Form S-1 (the "Form S-1 Amendment") and request effectiveness after it receives notice from the Staff that the matters in the Comment Letter have been resolved.

General

1. Given that you anticipate that your common stock will be trading on the NASDAQ Capital Market at the time of the offering, please tell us how the last reported sale price of your common stock on the OTC Pink Marketplace is a representative market price for purposes of establishing the price at which your common stock will be offered pursuant to Item 501(b)(3) of Regulation S-K.

Since the offering is a best efforts offering, the Company does not anticipate that either the common stock or the warrants will be trading on the NASDAQ Capital Market until a few days after the offering closes. The approval of the listing by the NASDAQ Capital Market is a condition to closing, and the existence of this closing condition will be clarified in the Form S-1 Amendment.

Ominto, Inc.

1110 – 112th Ave NE

Suite 350

Bellevue, WA 98004 · USA

Tel: (561) 362-2381

Toll Free Tel: (855) 833-9893

Fax: (561) 362-2383

Securities and Exchange Commission

October 27, 2015

Prospectus Cover Page

2. State here, if true, that your offering is conditioned upon your common stock and warrants being accepted for listing on the NASDAQ Capital Market, as your disclosure suggests on page 21.

Yes, this is true and the Company will revise the Prospectus Cover Page to reflect that the closing is conditioned upon the common stock and warrants being accepted for listing.

Prospectus Summary, page 1

3. Elsewhere in your registration statement, you identify Mr. Hansen as a majority shareholder, controlling approximately 56% of the voting power of your issued and outstanding voting securities. Please revise your Prospectus Summary to describe Mr. Hansen’s controlling interest.

The following will be added to the Prospectus Summary:

"Shareholder with Voting Control: Michael Hansen, our Founder, Director and Executive VP Development holds 139,778,537 million shares of common stock and 185,000 shares of Super Voting Preferred Stock which preferred is entitled to 2,000 votes per share, collectively representing approximately 56% of the voting power of the Company’s issued and outstanding voting securities."

Risk Factors, page 4

4. We note that you failed to timely file several of your periodic reports starting with your Form 10-Q for the period ended June 30, 2012 and culminating with your Form 10-K for the fiscal year ended September 30, 2014. Please add a risk factor discussing your inability to meet the periodic reporting requirements of the Exchange Act and disclose that historically you have not been timely in meeting your required reporting obligations.

The following risk factor will be added to the Form S-1 Amendment.

" We Were Recently Unable to Timely File Periodic Reports

The Company was unable to timely file its periodic reports with the Securities and Exchange Commission beginning with its Form 10-Q for the quarter ended June 30, 2012, and culminating with its Form 10-K for the fiscal year ended September 30, 2014. Due to the significant delay in periodic reporting, in April 2014, the SEC notified the Company that if its periodic reports were not made current, it could lose its registration under the Securities and Exchange Act of 1934. Ultimately, the Company hired a new outside audit firm in August 2014 to provide an audit of the Company's historical financial statements and, as of April 15, 2015, the Company was able to "catch-up" on all of its periodic reports with the assistance of such auditor.

The lack of timely periodic reports harmed the Company, including making it very difficult to raise money on favorable terms from third parties, which in turn limited the Company's ability to execute on its business plan. All of these impacts depressed the Company's stock price and damaged the Company's reputation in the network marketing industry. If the Company for any reason is again unable to timely file its periodic reports, the Company could be harmed once again, and could experience an inability to execute on, or delay, in executing its business plan, as well as harm to its business reputation."

“We have had material weaknesses in our internal control over financial reporting recently…,” page 5

5. We note that you identified certain material weaknesses in your system of internal controls as of the fiscal year ended September 30, 2014. Please revise your disclosure to clarify what remains to be completed in your remediation plan, disclose how long you estimate it will take to complete your plan, and disclose any associated material costs that you have incurred or expect to incur.

Securities and Exchange Commission

October 27, 2015

The Company will add the following statement to the Form S-1 Amendment

"The Company is documenting all of the steps necessary to demonstrate Sarbanes Oxley compliance and will begin testing of controls in the quarter ending March 31, 2016. The Company does not expect the expenses of testing controls to be material. After seasoning the controls, the Company expects to be in full compliance during its fiscal year ending September 30, 2016."

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 27

6. Please refer to comment 1 in our letter dated September 28, 2015, regarding comments on your Form 10- K for the fiscal year ended September 30, 2014, wherein we noted your disclosure regarding several “factors that influence the success of [your] products and programs.” While we acknowledge your response to comment 1, considering these metrics are included in your registration statement, please enhance your disclosure here to more fully address these factors and how they contributed to the company’s overall financial performance during the period presented, including, for example, a discussion of (i) the number of active business associates, the number of participating merchants in your online shopping mall, and customer retention rates and (ii) any material developments in your partner, advertising or marketing programs, so that investors can better understand and evaluate the company’s financial performance.

The Form S-1 Amendment will include the disclosure below in the Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") overview in lieu of the disclosure in the MD&A overview in the Form S-1 that you refer to as "factors that influence the success of products and programs. " The full text of the deleted language from the Form S-1 MD&A overview is attached as Exhibit A to this letter for your reference.

"Our Business:

We need to cost effectively increase our revenues to become profitable, and we intend to do so in several ways. First, we are improving the appeal and usability of our shopping portals, which we believe will increase consumer purchases on the portals. To that end, we have redesigned the portal and we anticipate launching our new portal in the fourth quarter of calendar 2015. Given the significant expansion of purchases made from mobile devices, we have developed a mobile app which will be part of the launch of our new site. The new site will allow us to offer, for the first time, a site that is easier to use, more responsive to each customer's preferences and a personalized shopping experience. We expect these features to increase each consumer's number of visits to our shopping site.

The quality of the merchants available on our site is essential to our success, and the number and quality of our participating merchants has only improved as our business has matured. We expect the number and type of merchants to remain similar to our current merchant offerings. Of course, we will continue to add new countries to our portal, with an emphasis on the Pacific Rim and India, and we will concurrently add local merchants. More important, we have expanded our internal Affiliate Network team so that we can offer localized and specialized advertisements to both improve the value we offer our members and increase our revenues. We will continue to refine our advertising offerings to best maximize benefits to our merchants and to our members.

During the periods reported, we depended primarily on our Business Associates to market the portal to consumers and to business clients. Our focus has shifted to obtaining business clients, and, through these business clients, obtaining individual customers in large quantities. We have a new in-house team that markets customized shopping portals to business clients with a customer base over 50,000. The value proposition to the business client includes both commissions and an opportunity to enhance relations with its own consumers by offering them our valuable Cashback service. Our first customized portal is in place for Cashback Arabia and our second portal, Infinia, is launching during the fourth calendar quarter of 2015. With both of these launched, we believe we will add millions of members to our site.

Securities and Exchange Commission

October 27, 2015

We now recognize that to realize the full benefit of our business clients we need to provide on-going client assistance. Our larger business clients will be assisted in engaging their constituents on the site, which we believe will markedly increase the constituent members' use of our site. Similarly, we are also finalizing a new training program for our most successful Business Associates to learn how to improve selling and account management capabilities, including showing them how to teach business clients with a customer base in excess of 10,000 to engage with their own members. These new efforts to engage customers of business clients have no prior period comparisons. Our success from these programs will be derived from the number of members added, retention of business customers' members, and how much those new members engage with our site, as opposed to, for example, the number of Business Associates participating in our business or the total number of members enrolled from all sources. Our new site, as well as our current and upcoming efforts to engage business clients' constituent members, is unprecedented for us and we expect to refine our programs as we find the most successful methods of customer engagement. We do not believe that a comparison of the number of business customers, members, business associates or their historical retention rates will be helpful in understanding our new business model or the success of that model."

If you require any further information, kindly contact the undersigned at 206.910.2749.

Very Truly Yours,

/s/ Thomas J. Virgin

Thomas J. Virgin, Chief Financial Officer

cc. Ivan Braiker
Lisa Klein
Chair, Audit Committee

Securities and Exchange Commission
October 22, 2015

EXHIBIT A

LANGUAGE PROPOSED TO BE DELETED FROM FORM S-1 MD & A OVERVIEW

(AND FUTURE PERIODIC REPORTS)

"Success of our Programs

We believe the factors that influence the success of our Cashback programs include the following:

●	the appeal of the shopping portal we market;
●	the number of visits to our sites;
●	customer retention;
●	the number of participating merchants available via our online shopping site;
●	the continued expansion of our network marketing organization;
●	the success of our Business Associates and our contribution to their success;
●	the amounts we pay our Business Associates;
●	the development of new products and services;
●	the usability and acceptability of our new mobile app,
●	the development of new advertising and marketing programs; and
●	the ability of our Business Clients to better engage their customer databases."